December 5, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (651) 481-7690

Pamela S. Krop
Vice President, General Counsel and Secretary
St. Jude Medical, Inc.
One Lillehei Plaza
St. Paul, Minnesota 55117

> **Re:** **St. Jude Medical, Inc.**
> **Definitive 14A**
> **Filed April 2, 2007**
> **File No. 001-12441**

Dear Ms. Krop:

We have reviewed your response letter dated November 12, 2007 and have the following comments. Please respond to our comments by December 19, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Compensation Discussion and Analysis, page 17

1.   We note your response to our prior comments 2 and 5, and we again refer you to disclosure referenced in our prior comment 2, including disclosure in your compensation discussion and analysis that an executive officer's individual performance and experience can cause the officer's total compensation to be higher or lower than the 60th percentile of your peer group. To the extent that an individual named executive officer receives compensation significantly greater than or less than his targeted compensation and such variation is attributable to the named executive officer's individual performance, we believe a discussion of such individual performance and why it resulted in such variation from the target would be material information necessary to an understanding of the company's compensation policies and decisions regarding such named executive officer.

Please confirm that you will provide such disclosure in future filings, to the extent applicable, or explain to us why this disclosure would not be required.

Executive Compensation Philosophy and Policies, page 18

2.   We note your response to prior comment 3. To the extent you are benchmarking compensation of your named executive officers against companies contained in the industry specific or general industry surveys, you must identify the component companies. Please confirm you will comply with this response in future filings. Alternatively, if you are not using such surveys to benchmark compensation but rather are relying on such additional information to provide your compensation committee with general information to assist in its compensation level deliberations, please indicate such in your response letter and clarify disclosure in your future filings accordingly.

3.   We note your response to prior comment 6. Please provide in a response letter additional detail regarding why you believe disclosure of past and current year performance measures and targets would cause competitive harm. In particular, explain in detail how a competitor could use such disclosure to derive information that they could then use to their competitive advantage and to your commercial harm. In your response, please consider the following questions:
- How would the company's disclosure of named executive officers' targets related to its earnings per share and corporate sales give its competitors greater insight into its CRM objectives? What "insights" are you referring to and how are competitors able to derive such information from target earnings per share and corporate sales figures?
- Similarly, how would the company's disclosure of named executive officers' targets related to sales and product division revenues and sales and product division operating profit give its competitors substantial insight into its plans and expectations for its sales and products divisions? What "insights" are you referring to and how are competitors able to derive such information from target division revenue, sales and operating profit? How and why would disclosure of such targets enable competitors to identify potential weaknesses in the company's business or to better understand how individual sales and products divisions contribute to the company's overall performance?
- You state that if you disclosed current year targets, competitors could analyze targets from prior years and deduce valuable information regarding the performance of individual sales or product divisions or of the company overall. What specific information could competitors deduce and how could competitors do so by knowing current year targets? Why would it be reasonable for competitors to assume that

the relationship between named executive officers' targets and the company's internal goals for a particular year was highly correlated? Even if a high correlation existed in a given year, might not the compensation committee vary the level of difficulty for achieving a target from year to year such that a competitor's knowledge of past and current years targets might not be useful in deducing a division's or the company's performance?

Please contact me at (202) 551-3444 with any questions.

Sincerely,

Perry J. Hindin
Special Counsel